EXHIBIT 12

CINEMARK USA, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010		2011		2012		2013		2014
Computation of Earnings:
Pretax income from continuing operations before equity income	$212,969		$202,174		$285,891		$243,399		$270,176
Add:
Fixed charges	188,432		205,167		207,107		215,489		207,100
Amortization of capitalized interest	496		496		496		496		496
Distributed income (loss) of equity investees	(3,438)		5,651		13,109		22,682		22,743
Less:
Capitalized interest	—		—		—		—		—

TOTAL EARNINGS	$398,459		$413,488		$506,603		$482,066		$500,515

Computation of Fixed Charges:
Interest expense	$107,728		$118,358		$118,873		$119,238		$108,453
Capitalized interest	—		—		—		—		—
Amortization of debt issue costs	4,716		4,744		4,792		5,476		5,245
Interest factor on rent expense	75,988		82,065		83,442		90,775		93,402

TOTAL FIXED CHARGES	$188,432		$205,167		$207,107		$215,489		$207,100

RATIO OF EARNINGS TO FIXED CHARGES (1)	2.11	x	2.02	x	2.45	x	2.24	x	2.42	x

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor.